November 22, 2000


Attention: H. Roger Schwall, Asst. Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0405

     Re:  W3OTC, Inc.
          Registration Statement on Form 10-SB
          Filed: September 27, 2000
          File no. 0-31627

Ladies and Gentlemen:

We are in receipt of the Securities and Exchange Commission's (the "SEC") comments under date of November 8, 2000 on the subject filing. For the reasons explained in the following paragraph, W3OTC, Inc. (the "Company") hereby applies for the withdrawal of its previously filed Registration Statement on Form 10-SB relating to its common stock. The form of this application is based on our independent accountant's November 16, 2000 telephone conference with financial analyst Goldie Walker of the SEC.

Because of the combination of (a) the volume of the aforementioned comments, (b) the fact that the automatic 60-day effectiveness period will expire in less than a week, and (c) the Thanksgiving holiday, the Company does not reasonably expect to be able to file a pre-effective amendment in response to such comments prior to the expiration of the 60-day period. The Company respectfully requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with serving the public interest and protection of the investing community. No sales of the Company's common stock have been or will be made under the aforementioned Registration Statement.

Sincerely,


W3OTC, Inc.

By: /s/ John Robbins
   --------------------------
Name: John Robbins
Title: President